Exhibit 99.3

LETTER TO BROKERS, DEALERS,

COMMERCIAL BANKS, TRUST COMPANIES AND OTHER NOMINEES

Offer To Exchange

Warrants to Acquire Shares of Common Stock of

CONCRETE PUMPING HOLDINGS, INC.

for

Shares of Common Stock of Concrete Pumping Holdings, Inc. and Consent Solicitation

THE OFFER AND CONSENT SOLICITATION (AS DEFINED BELOW) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., EASTERN DAYLIGHT TIME, ON APRIL 26, 2019, OR SUCH LATER TIME AND DATE TO WHICH WE MAY EXTEND. WARRANTS (AS DEFINED BELOW) TENDERED PURSUANT TO THE OFFER AND CONSENT SOLICITATION MAY BE WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW). CONSENTS MAY BE REVOKED ONLY BY WITHDRAWING THE TENDER OF THE RELATED WARRANTS AND THE WITHDRAWAL OF ANY WARRANTS WILL AUTOMATICALLY CONSTITUTE A REVOCATION OF THE RELATED CONSENTS.

April 1, 2019

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

Enclosed are the Prospectus/Offer to Exchange dated April 1, 2019 (the “Prospectus/Offer to Exchange”), and the related Letter of Transmittal and Consent (the “Letter of Transmittal and Consent”), which together set forth the offer of Concrete Pumping Holdings, Inc., Delaware corporation (the “Company”), to each of its warrant holders described below to receive 0.2105 shares of common stock, par value $0.0001 per share (“common stock”), in exchange for each outstanding public warrant tendered and 0.1538 shares of common stock in exchange for each outstanding private placement warrant tendered pursuant to the offer (the “Offer”).

The Offer is made solely upon the terms and conditions in the Prospectus/Offer to Exchange and in the Letter of Transmittal and Consent. The Offer will be open until 11:59 p.m., Eastern Daylight Time, on April 26, 2019, or such later time and date to which the Company may extend. The period during which the Offer is open, giving effect to any withdrawal or extension, is referred to as the “Offer Period.” The date and time at which the Offer Period ends is referred to as the “Expiration Date.”

The Offer is being made to:

●

All holders of our publicly traded warrants (the “public warrants”) issued in connection with the initial public offering of the Company’s securities on August 1, 2017 (the “IPO”), each of which are exercisable for one share of common stock for a purchase price of $11.50 per share in accordance with its terms.

●

All holders of certain of our warrants to purchase common stock (the “private placement warrants” and together with the public warrants, the “warrants”) that were issued in a private placement concurrently with the IPO, which entitle such warrant holders to purchase one share of common stock for a purchase price of $11.50 per share in accordance with its terms.

Our common stock is listed on The Nasdaq Capital Market under the symbol “BBCP,” and our public warrants are quoted on the OTC Pink marketplace maintained by OTC Market Groups, Inc. under the symbol “BBCPW.” As of April 1, 2019, 23,000,000 public warrants and 11,100,000 private placement warrants were outstanding. Pursuant to the Offer, we are offering up to an aggregate of 4,841,500 shares of our common stock in exchange for the public warrants and 1,707,180 shares of common stock in exchange for the private placement warrants.

Each public warrant holder whose public warrants are exchanged pursuant to the Offer will receive 0.2105 shares of common stock for each public warrant tendered by such holder and exchanged and each holder of private placement warrants who tenders private placement warrants for exchange will receive 0.1538 shares of common stock for each private placement warrant tendered by such holder and exchanged. Any warrant holder that participates in the Offer may tender less than all of its warrants for exchange.

Concurrently with the Offer, we are also soliciting consents (the “Consent Solicitation”) from holders of the public warrants to amend (the “Warrant Amendment”) the Warrant Agreement, dated as of July 26, 2017 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, which governs all of the warrants. If approved, the Warrant Amendment would permit the Company to require that each warrant that is outstanding upon the closing of the Offer be converted into 0.1895 shares of common stock, which is a ratio 10% less than the exchange ratio applicable to the Offer.

No fractional shares of common stock will be issued pursuant to the Offer. In lieu of issuing fractional shares, any holder of warrants who would otherwise have been entitled to receive fractional shares pursuant to the Offer will, after aggregating all such fractional shares of such holder, be paid cash (without interest) in an amount equal to such fractional part of a share multiplied by the last sale price of the common stock on the Nasdaq on the last trading day of the Offer Period. Our obligation to complete the offer is not conditioned on the receipt of a minimum number of tendered warrants.

Pursuant to the terms of the Warrant Agreement, the consent of holders of at least 65% of the outstanding public warrants is required to approve the Warrant Amendment. Therefore, one of the conditions to the adoption of the Warrant Amendment is the receipt of the consent of holders of at least 65% of the outstanding public warrants. Holders may not consent to the Warrant Amendment without tendering their public warrants in the Offer and holders may not tender their public warrants without consenting to the Warrant Amendment. The consent to the Warrant Amendment is a part of the Letter of Transmittal and Consent relating to the public warrants, and therefore by tendering public warrants for exchange, holders will deliver their consent. Holders may revoke their consent at any time prior to the Expiration Date by withdrawing the public warrants they have tendered.

If the above condition is not met, warrants not exchanged for common stock pursuant to the Offer will remain outstanding subject to their current terms, including any such terms permitting the Company to redeem such warrants prior to their expiration. The Company reserves the right to redeem any of the warrants, as applicable, pursuant to their current terms at any time, including prior to the completion of the Offer.

THE OFFER AND CONSENT SOLICITATION IS NOT MADE TO THOSE HOLDERS WHO RESIDE IN STATES OR OTHER JURISDICTIONS WHERE AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

Enclosed with this letter are copies of the following documents:

1.	The Prospectus/Offer to Exchange;

2.

The Letter of Transmittal and Consent, for your use in accepting the Offer, providing your consent to the Warrant Amendment and tendering warrants for exchange and for the information of your clients for whose accounts you hold warrants registered in your name or in the name of your nominee. Manually signed copies of the Letter of Transmittal and Consent may be used to tender warrants and provide consent;

3.

The Notice of Guaranteed Delivery to be used to accept the Offer in the event (i) the procedure for book-entry transfer cannot be completed on a timely basis or (ii) time will not permit all required documents to reach Continental Stock Transfer & Trust Company (the “Exchange Agent”) prior to the Expiration Date;

4.

A form of letter which may be sent by you to your clients for whose accounts you hold warrants registered in your name or in the name of your nominee, including an Instructions Form provided for obtaining each such client’s instructions with regard to the Offer; and

5.	A return envelope addressed to Continental Stock Transfer & Trust Company.

Certain conditions to the Offer are described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation — General Terms — Conditions to the Offer and Consent Solicitation.”

We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 11:59 p.m., Eastern Daylight Time, on April 26, 2019, or such later time and date to which the Company may extend.

The Company will not pay any fees or commissions to any broker, dealer or other person (other than the Exchange Agent, the information agent, dealer manager and certain other persons, as described in the section of the Prospectus/Offer to Exchange entitled “The Offer and Consent Solicitation - Fees and Expenses”) for soliciting tenders of warrants pursuant to the Offer. However, the Company will, on request, reimburse you for customary clerical and mailing expenses incurred by you in forwarding copies of the enclosed materials to your clients for whose accounts you hold warrants.

Any questions you have regarding the Offer should be directed to, and additional copies of the enclosed materials may be obtained from, the information agent in the Offer:

The Information Agent for the Offer and Consent Solicitation is:

Morrow Sodali LLC

470 West Avenue

Stamford, Connecticut 06902

Individuals, please call toll-free: (800) 662-5200

Banks and brokerage firms, please call: (203) 658-9400

Email: BBCP.info@morrowsodali.com

Very truly yours,

Concrete Pumping Holdings, Inc.

Nothing contained in this letter or in the enclosed documents shall constitute you or any other person the agent of the Company, the Exchange Agent, the dealer manager, the information agent or any affiliate of any of them, or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them in connection with the Offer and Consent Solicitation other than the enclosed documents and the statements contained therein.

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